Lion Copper and Gold Corp.

(Formerly Quaterra Resources Inc.)

Condensed Interim Consolidated Financial Statements

For the three and six months ended June 30, 2022 and 2021

UNAUDITED

(Expressed in thousands of U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The accompanying unaudited condensed interim consolidated financial statements for Lion Copper and Gold Corp. (the "Company") have been prepared by management in accordance with International Financing Reporting Standards ("IFRS"). These condensed interim consolidated financial statements, which are the responsibility of management, are unaudited and have not been reviewed by the Company's auditors. The Company's Audit Committee and Board of Directors have reviewed and approved these condensed interim consolidated financial statements. In accordance with the disclosure requirements of National Instrument 51-102 released by the Canadian Securities Administrators, the Company's independent auditors have not performed a review of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Financial Position As at June 30, 2022 and December 31, 2021 (In thousands of U.S. Dollars)

	Note	June 30, 2022	December 31, 2021
		(unaudited)	(audited)
ASSETS

Current assets
Cash		$2,790	$842
Other receivables		11	6
Prepaid and deposit		73	43
		2,874	891

Mineral properties	4,11	32,037	32,203
Reclamation bonds		28	35
Investment in associate	5	1,875	-
Total assets		$36,814	$33,129

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities		$538	$1,358
Rio Tinto Deposit	6	2,281	-
Derivative liabilities	7	165	55
		2,984	1,413

Convertible dentures	7,8,11	905
Total liabilities		3,889	1,413

Shareholders' equity
Share capital	9	105,170	104,340
Contributed surplus	10	22,599	22,012
Obligation to issue shares	10,11	93	-
Deficit		(94,937)	(94,636)
Total shareholders' equity		32,925	31,716
Total liabilities and shareholders' equity		$36,814	$33,129

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS (Note 13)

CONTINGENCIES (Note 14)

SUBSEQUENT EVENTS (Note 17)

Approved on behalf of the Board of Directors on August 29, 2022:

/s/ "Travis Naugle"	/s/ "Stephen Goodman"
Chief Executive Officer	President & Chief Financial Officer

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp.
Condensed Interim Consolidated Statements of Income (loss) and Comprehensive Income (loss)
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars, except for shares and per share amounts)

		Three months ended June 30,		Six months ended June 30,
	Note	2022	2021	2022	2021

General administrative expenses
General office		$64	$18	$74	$31
Insurance		16	24	21	24
Investor relations and corporate development		15	26	29	41
Professional fees		127	43	330	49
Rent		4	22	7	30
Salaries and benefits	11	199	234	519	440
Share-based payments	11	409	732	695	732
Transfer agent and regulatory		37	17	72	44
Travel		28	-	30	-
Operating loss		(899)	(1,116)	(1,777)	(1,391)

Fair value (loss) gain on derivative liabilities	7	(2)	(38)	35	(57)
Foreign exchange gain (loss)		(4)	15	12	18
Gain on settlement of debt	9	6	-	6	-
Accretion expense	8	(4)	-	(4)	-
Gain on sale of Butte Valley	4,11	1,208	-	1,208	-
NSR buy-down	4,11	250	-	250	-
Share of loss of investment in associate	5	(31)	-	(31)	-
General exploration		-	-	-	(12)
Unrealized gain on marketable securities		-	397	-	268
		1,423	374	1,476	217
Income (loss) and comprehensive income (loss) for the period		$524	$(742)	$(301)	$(1,174)

Income (loss) per share, basic and diluted		$0.00	$(0.00)	$(0.00)	$(0.01)

Weighted average number of shares outstanding - basic		303,908,809	223,102,753	301,101,944	221,244,554

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Changes in Equity As at June 30, 2022 and December 31, 2021 (In thousands of U.S. Dollars)

	Common shares	Share capital	Obligation to Issue Shares	Contributed surplus	Deficit	Total equity
Balance at December 31, 2020	218,715,610	$101,553	$-	$19,406	$(91,612)	$29,347
Stock options and warrants exercised	5,300,000	461	-	(182)	-	279
Share-based payments	-	-	-	732	-	732
Net loss for the period	-	-	-	-	(1,174)	(1,174)
Balance at June 30, 2021	224,015,610	$102,014	$-	$19,956	$(92,786)	$29,184

Balance at December 31, 2021	293,806,611	$104,340	$-	$22,012	$(94,636)	$31,716
Shares issued for mineral properties	9,500,000	625	-	-	-	625
Shares issued to settle debt	800,000	56	-	-	-	56
Shares issued for warrants exercised	2,000,000	149	-	(49)	-	100
Conversion feature on convertible debt	-	-	-	34	-	34
Grant of RSUs	-	-	93	-	-	93
Share-based payments	-	-	-	602	-	602
Net loss for the period	-	-	-	-	(301)	(301)
Balance at June 30, 2022	306,106,611	$105,170	$93	$22,599	$(94,937)	$32,925

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp. Condensed Interim Consolidated Statements of Cash Flow For the six months ended June 30, 2022 and 2021 (Unaudited - In thousands of U.S. Dollars)

	For the six months ended June 30,
	2022	2021

Cash flows used in operating activities
Loss for the period	$(301)	$(1,174)
Non-cash transactions:
Interest expense	5	-
Gain on settlement of debt	(6)	-
Accretion expense	4	-
Fair value loss (gain) on derivative liabilities - warrants	(35)	57
Gain on sale of Butte Valley	(1,208)	-
Share of loss of investment in associate	31	-
Unrealized gain on marketable securities	-	(268)
Share-based payments	695	732

Changes in operating assets and liabilities:
Other receivables	(5)	-
Trade payables and other liabilities	(1,137)	(63)
Prepaid and deposit	(30)	-
Rio Tinto deposit	(1,719)	-
Water rights sale obligation	-	1,000
Net cash used in operating activities	(3,706)	284

Cash flows used in investing activities
Expenditures on mineral properties	(21)	(643)
Sale of Butte Valley property	500	-
Proceeds from Rio Tinto agreement	4,000	-
Net cash used in investing activities	4,479	(643)

Cash flows provided by financing activities
Convertible debentures	1,075	-
Exercise of warrants	100	-
Shares issued for cash	-	279
Net cash provided by financing activities	1,175	279

Increase (decrease) in cash	1,948	(80)
Cash, beginning of period	842	701

Cash, end of period	$2,790	$621

Supplemental cash flow information
Exploration expenditures included in accounts payable	$387	$370
Shares issued to settle debt	62	-
Shares issued for mineral properties	625	-

The accompanying notes form an integral part of these condensed interim consolidated financial statements.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

1. NATURE OF OPERATIONS AND GOING CONCERN

Lion Copper and Gold Corp. (together with its subsidiaries, "Lion CG" or the "Company") is a Canadian-based company advancing its Mason Valley, Nevada copper assets with Rio Tinto America, Inc. in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA. The Company is incorporated in British Columbia, Canada. Its registered and records offices are located at 1200 - 750 West Pender Street, Vancouver, British Columbia, Canada, V6C 2T8. On November 22, 2021, the Company changed its name from Quaterra Resources Inc. to Lion Copper and Gold Corp. The shares of the Company commenced trading under the new name at the open of trading on November 23, 2021. The Company's common shares are listed on the TSX Venture Exchange ("TSXV") under the symbol "LEO" and trade on the OTCQB Market under the symbol "LCGMF".

The Company acquires its mineral properties through option or lease agreements and capitalizes all acquisition, exploration and evaluation costs related to the properties. The underlying value of the amounts recorded as mineral properties does not reflect current or future values. The Company's continued existence depends on discovering the economically recoverable mineral reserves and obtaining the necessary funding to complete the development of these properties.

These condensed interim consolidated financial statements are prepared on a going concern basis, which contemplates that the Company will be able to meet its commitments, continue operations and realize its assets and discharge its liabilities in the normal course of business for at least twelve months from June 30, 2022. The Company has incurred ongoing losses and expects to incur further losses in the advancement of its business activities. For the six months ended as of June 30, 2022 and 2021, the Company incurred a net loss of $301 (2021 - $1,174). As at June 30, 2022, the Company had cash of $2,790 (December 31, 2021 - $842), working capital deficit of $110 (December 31, 2021 - $522) and an accumulated deficit of $94,937 (December 31, 2021 - $94,636).

The Company continues to incur losses, has limited financial resources, and has no current source of revenue or cash flow generated from operating activities. To address its financing requirements, the Company plans to seek financing through, but not limited to, debt financing, equity financing and strategic alliances. However, there is no assurance that such financing will be available. If adequate financing is not available or cannot be obtained on a timely basis, the Company may be required to delay, reduce the scope of or eliminate one or more of its exploration programs or relinquish some or all of its rights under the existing option and acquisition agreements. The above factors give rise to material uncertainties that may cast significant doubt on the Company's ability to continue as a going concern.

If the going concern assumptions were not appropriate for these condensed interim consolidated financial statements, then adjustments would be necessary to the carrying values of assets, liabilities, the reported expenses, and the consolidated statement of financial position classifications used. Such adjustments could be material.

2. BASIS OF PRESENTATION

Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), effective for financial year ended December 31, 2022.

These condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value. In addition, these condensed interim consolidated financial statements have been prepared using the accrual basis of accounting, except for the cash flow information.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

2. BASIS OF PRESENTATION (continued)

Statement of compliance (continued)

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and can affect those returns through its control over that entity. All material intercompany transactions, balances and expenses are eliminated on consolidation.

These condensed interim consolidated financial statements include the financial statements of Lion Copper and Gold Corp., and its wholly owned subsidiaries: Quaterra Alaska Inc. (Quaterra Alaska), Singatse Peak Services, LLC ("SPS") and Blue Copper LLC.  On March 30, 2022, Six Mile Mining Company, was dissolved and its assets were transferred to Quaterra Alaska Inc.

These condensed interim consolidated financial statements follow the same accounting policies and methods of application as the annual audited consolidated financial statements for the year ended December 31, 2021. The changes in accounting policies are also expected to be reflected in the Company's consolidated financial statements as at and for the year ending December 31, 2022.

These condensed interim consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on August 29, 2022.

3. SIGNIFICANT ACCOUNTING POLICIES

These condensed interim consolidated financial statements do not include all note disclosures required by IFRS for annual financial statements and, therefore, should be read in conjunction with the annual financial statements for the year ended December 31, 2021. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included. Operating results for the three and six months ended June 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES

Total mineral property maintenance and exploration costs are listed in the table below:

	Singatse Peak Services				Lion CG	Quaterra Alaska
	MacArthur	Yerington	Bear	Wassuk	Chaco Bear and Ashton Property	Groundhog	Butte Valley	Blue Copper	Total

Balance December 31, 2020	$18,828	$3,569	$1,460	$1,470	$-	$2,522	$387	$-	$28,236

Property maintenance	$159	$69	$193	$305	$-	$98	$247	$401	$1,472
Drilling	892	-	-	47	-	-	500	-	1,439
Geological & mapping	22	-	-	-	-	-	-	16	38
Geophysical surveys	20	-	63	-	-	-	47	15	145
Technical study	276	11	-	-	-	1	-	-	288
Assay & labs	231	-	-	-	-	-	-	-	231
Environmental	43	142	-	-	-	-	-	-	185
Field support & other	46	5	-	3	-	67	1	47	169
Total additions for the year	1,689	227	256	355	-	166	795	479	3,967
Balance December 31, 2021	$20,517	$3,796	$1,716	$1,825	-	$2,688	$1,182	$479	$32,203

Property maintenance	$-	$-	$43	$-	$526	$-	$2	$190	$761
Geological & mapping	-	-	-	-	8	-	-	15	23
Geophysical surveys	-	-	-	-	-	-	11	16	27
Technical study	114	-	-	-	-	-	-	-	114
Environmental	-	17	-	-	-	-	-	-	17
Field support & other	10	4	-	-	-	36	3	37	90
Assignment of Butte Valley	-	-	-	-	-	-	(1,198)	-	(1,198)
Total additions (disposals) for the year	124	21	43	-	534	36	(1,182)	258	(166)
Balance June 30, 2022	$20,641	$3,817	$1,759	$1,825	$534	$2,724	$-	$737	$32,037

The Company owns a 100% interest in the MacArthur and Yerington properties. It has an option to earn a 100% interest in the Bear and Wassuk properties in Nevada, a 100% interest in the Blue Copper Project in Montana, a 100% interest in the Chaco Bear and Ashton property in British Columbia, and a 90% interest in the Groundhog property in Alaska.  During the six months ended June 30, 2022, the Company sold and assigned the Butte Valley option agreements to a related Company.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES (continued)

a) MacArthur and Yerington Properties, Nevada

On February 24, 2021, the Company entered into a purchase and sale agreement to sell certain primary groundwater rights to Desert Pearl Farms LLC ("Desert Pearl"), a Yerington-based company involved in agriculture, for $2,910 (the "Purchase and Sale Agreement"). In early March, 2021, the Company filed an application with the State of Nevada Division of Water Resources ("NDWR") to change the manner of use of the water rights from mining to agriculture and their place of use ("Change Application"). Under the terms of the Purchase and Sale Agreement, Desert Pearl made a $1,000 initial payment to the Company on March 5, 2021. The Purchase and Sale Agreement is subject to the NDWR's final approval of the Change Application. The primary water rights covered under the Purchase and Sale Agreement are one of the water rights that are the subject of forfeiture, as discussed in the next paragraph.

On July 23, 2021, the Company received a notice from the State of Nevada that three water rights permits had been forfeited. Further, that the application for an extension of time to prevent forfeiture of a fourth certificate was denied. The permits affected are components of the Purchase and Sale Agreement announced on February 24, 2021.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process.

On May 25, 2022, the Company reached an amicable agreement with Desert Pearl Farms to terminate the contract on the sale of the Company's water rights. As a consequence of the termination, the Company returned the $1,000 deposit to Desert Pearl Farms on June 20, 2022.

b) Bear Deposit, Nevada

The Company has five option agreements, entered from March 2013 to May 2015, to acquire a 100% interest in private land in Yerington, Nevada, collectively known as the Bear deposit. Under the terms of these option agreements, as amended, the Company is required to make $5,673 in cash payments over 15 years ($5,122 paid) to maintain the exclusive right to purchase the land, mineral rights, and certain water rights and to conduct mineral exploration on these properties. Two of the properties are subject to a 2% NSR upon commencing commercial production, which can be reduced to a 1% NSR in consideration of $1,250 total.

Outstanding payments to keep the five option agreements current are as follows, by year:

  $193 due 2022 ($43 paid);
  $201 due in 2023;
  $50 due in years 2024 to 2028.

Outstanding purchase payments under the five option agreements are as follows:

  $1,115 for Taylor, purchase option expiring in 2023;
  $250 for Chisum, purchase option expiring in 2023;
  $5,000 for Yerington Mining, purchase option expiring in 2024;
  $8,000 for Circle Bar N, purchase option expiring in 2024;
  $18,020 for Desert Pearl Farms, purchase option expiring in 2029.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES (continued)

c) Wassuk, Nevada

The Wassuk property consists of 310 unpatented lode claims totaling approximately 6,400 acres on lands administered by the BLM.

The Company has completed all requirements to earn a 100% interest in certain unpatented mining claims in Lyon County, Nevada, ($1,405 in cash payments and a work commitment of $50). During 2021, two final option payments were paid and form part of the total payments of $1,405. The Company has now satisfied all conditions required to execute the option to purchase.

The property is subject to a 3% NSR upon commencing commercial production, which can be reduced to a 2% NSR royalty in consideration of $1,500.

d) Groundhog, Alaska

On April 20, 2017, the Company entered a lease with option to purchase agreement with Chuchuna Minerals Company ("Chuchuna") to earn a 90% interest in the Groundhog copper prospect, located two hundred miles southwest of Anchorage, Alaska.

During the year ended December 31, 2021, the lease agreement was further extended from six to seven years, providing the Company more time to make the required exploration expenditures and lump sum payment. To earn the 90% interest, the Company must fund a total of $5,000 ($2,724 funded) of exploration expenditures and make a lump sum payment to Chuchuna of $3,000 by the end of April 20, 2024. The Company can terminate the Agreement at its discretion.

The property is subject to a 1.75% NSR upon commencing commercial production, which can be reduced to a 0.875% NSR royalty in consideration of $25,000.

e) Butte Valley Prospect, Nevada

On January 26, 2022, the Company entered into a property acquisition agreement to sell and assign its options to acquire the Butte Valley property to Falcon Butte Minerals Corp. (formerly 1301666 B.C. Ltd, or "Falcon Butte.") which is a private British Columbia company established to acquire mineral resource properties.

Pursuant to the agreement, Lion CG's 100% owned subsidiary Quaterra Alaska was granted an equity position in Falcon Butte (Note 5). In addition, Quaterra Alaska will maintain a 1.5% NSR on each of the Butte Valley optioned properties, which is subject to a buy-down to a 1.0% NSR in exchange for a payment of $7,500 per property.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley Property and the Company received 16,049,444 common shares of Falcon Butte with a fair value of $1,907 and $500 cash for the property, resulting in a gain on sale of $1,208 (Note 5, 11).

On April 13, 2022, the Company amended the agreement. Pursuant to the addendum Falcon Butte will pay a total of $500 in exchange for a 0.5% buy-down and retirement of certain NSRs held by the company. As of June 30, 2022, the Company has received $250. Subsequent to the period, the remaining $250 was received on August 11, 2022 (Note 17).

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES (continued)

f) Chaco Bear and Ashton Properties, British Columbia

On August 25, 2021, the Company entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. ("Houston") setting forth the terms of an option whereby the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (Collectively, the "Properties").

Under the terms of the LOI, the Company and Houston proposed to enter into a definitive agreement whereby the Company can earn up to a 100% interest in the Properties by making the following issuances and payments over a four-year period:

  issuing 8,000,000 common shares of the Company on closing (issued on March 17, 2022);
  making annual lease payments on the Properties after 2021;
  incurring CAD$150 of exploration expenditures on the Chaco Bear Property and CAD$50 of exploration expenditures on the Ashton Property before the end of 2021 for CAD$200 (paid);
  incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021 (claims were renewed and extended through to early 2025, resulting in no obligation on exploration expenditures until 2024);
  paying CAD$1,500 for the Chaco Bear Property and CAD$1,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company; and
  making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property.

On September 17, 2021, the parties agreed to an amendment to the LOI to include a 2.5% NSR on each property. Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of CAD$6,000 and 1.0% on the Ashton Property for a payment of CAD$3,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for CAD$12,000 and the remaining 1.0% NSR on the Ashton Property for CAD$6,000.

On January 26, 2022, the Company entered into an option agreement with Houston Minerals Ltd. to replace the LOI dated August 25, 2021. Pursuant to the terms of the option agreement, the Company may acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia, subject to a 2.5% net smelter returns royalty.

The terms of the option agreement are unchanged from the LOI except that the term of the option has changed from a four year period to a ten year period and annual advance royalty payments in the amounts of CAD$250 on the Chaco Bear Property and CAD$150 on the Ashton Property are to be paid starting on the fifth year from closing through to the ninth year from closing instead of only in the fourth and fifth years from the closing. All other consideration terms remain unchanged.

In addition, commencing on January 31, 2022, and on January 31 of each year thereafter during the Option Period, Lion CG shall pay the following option maintenance fees to Houston: (a) CAD$60 in respect of the Chaco Bear Property; and (b) CAD$40 in respect of the Ashton Property (Note 17(b)).

Lion CG funded an initial work program in 2021 of CAD$200 on the Properties in consideration for the grant of the Option, and on March 16, 2022, the transaction was closed. The Company may exercise the Option for a period of up to ten years to acquire (i) the Chaco Bear property by paying CAD$1,500 to Houston, in cash or in common shares of the Company at the Company's option; and/or (ii) the Ashton Property by paying CAD$1,000 to Houston in cash or in common shares of the Company at the Company's option, and in either case common

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES (continued)

shares will be valued using the volume weighted average trading price of the Company's common shares for the twenty trading day period ending three trading days prior to the date of issuance of such Lion CG shares, with such cash payments being subject to a discount of between 5% and 15% based on the timing of exercise and cumulative exploration expenditures incurred as at the time of exercise. Houston will retain a 2.5% net smelter returns royalty on any of the Properties for which an Option has been exercised by the Company.

g) Blue Copper Prospect, Montana

During the year ended as of December 31, 2021, Blue Copper LLC (the Company's 100% owned subsidiary) acquired and staked a district scale exploration and resource discovery opportunity (the "Blue Copper Prospect"), comprising more than 7,430 acres in Powell County and Lewis & Clark County in Montana, USA. The area is prospective for high grade copper-gold skarns and porphyry copper-gold mineralization. The claim block encompasses a group of more than fourteen historic small mines that produced high grade gold, copper, and tungsten.

As a part of the transaction, Blue Copper LLC entered into a purchase agreement with Four O Six Mining & Exploration LLC to acquire certain existing and additional unpatented mining claims. In exchange for the unpatented mining claims, as part of the closing of the transaction, the Company issued 1,500,000 common shares of the capital of the Company (Note 9) and provided a NSR of 2.0% with a buy-down of 1% NSR for $1,500.

Blue Copper LLC has staked an additional 131 claims to expand the Blue Copper Prospect. The Company has provided a NSR of 2% with a buy-down of 1% NSR for $600 to Four O Six Mining & Exploration LLC for these claims.

On February 14, 2022, as a part of the Blue Copper Prospect transaction, the Company issued 1,500,000 common shares as part of the closing of the transaction (Note 9).

h) Option to Earn-in Agreement with Rio Tinto

On March 18, 2022, the Company entered into an Option to Earn-in Agreement with Rio Tinto America Inc. ("Rio Tinto") to advance studies and exploration at Lion CG's copper assets in Mason Valley, Nevada. Under the agreement, Rio Tinto has the option to earn a 65% interest in the assets, comprising 34,494 acres of land, including the historic Yerington mine, greenfield MacArthur Project, Wassuk property, the Bear deposit, and associated water rights (the "Mining Assets"). In addition, Rio Tinto will evaluate the potential commercial deployment of its Nuton™ technologies at the site. Nuton™ offers copper heap leaching technologies developed by Rio Tinto to deliver greater copper recovery from mined ore and access new sources of copper such as low-grade sulphide resources and reprocessing of stockpiles and mineralized waste. The technologies have the potential to deliver leading environmental performance through more efficient water usage, lower carbon emission, and the ability to reclaim mine sites by reprocessing waste.

The stages of the Agreement are set out below.

Stage 1

Rio Tinto will pay up to four million U.S. dollars ($4,000) for an exclusive earn-in option and agreed-upon Mason Valley study and evaluation works to be completed by Lion CG no later than December 31, 2022 (paid) (Note 6).

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

4. MINERAL PROPERTIES (continued)

Stage 2

Within forty-five (45) days of the completion of Stage 1, Rio Tinto will provide notice to Lion CG whether Rio Tinto elects to proceed with Stage 2, upon which Rio Tinto will pay up to five million U.S. dollars ($5,000) for agreed-upon Mason Valley study and evaluation works to be completed by Lion CG within 12 months from the date that the parties agree upon the scope of Stage 2 work.

Stages 1 and 2 may be accelerated at Rio Tinto's option.

Stage 3 - Feasibility Study

Within sixty (60) days of the completion of Stage 2, Rio Tinto shall provide notice to Lion CG whether Rio Tinto will exercise its Option and fund a Feasibility Study based on the results of the Stage 1 and Stage 2 work programs. Rio Tinto will fully-fund the Feasibility Study and ancillary work completed by Lion CG in amount not to exceed fifty million U.S. dollars ($50,000).

Investment Decision

Upon completion of the Feasibility Study, Rio Tinto and Lion CG will decide whether to create an investment vehicle into which the Mining Assets will be transferred, with Rio Tinto holding not less than a 65% interest in the investment vehicle.

• If Rio Tinto elects to not to create the investment vehicle, then Lion CG shall grant to Rio Tinto a 1.5% NSR on the Mining Assets.

• If Rio Tinto elects to create the investment vehicle but Lion CG elects not to create the investment vehicle, then, at Rio Tinto's option, Lion CG shall create the investment vehicle and Rio Tinto will purchase Lion CG's interest in the investment vehicle for fair market value.

Project Financing

• Following the formation of the investment vehicle, any project financing costs incurred will be funded by Rio Tinto and Lion CG in proportion to their respective ownership interest in the investment vehicle.

• Rio Tinto may elect to fund up to sixty million U.S. dollars ($60,000) of Lion CG 's project financing costs in exchange for a 10% increase in Rio Tinto's ownership percentage. In addition, upon mutual agreement of Rio Tinto and Lion CG, Rio Tinto may fund an additional forty million U.S. dollars ($40,000) of Lion CG's project financing costs in exchange for an additional 5% increase in Rio Tinto's ownership percentage.

• If Lion CG's ownership percentage in the investment vehicle is diluted to 10% or less, then Lion CG's ownership interest will be converted into a 1% uncapped NSR.

On April 27, 2022, the Company TSX Venture Exchange approved the Company's Option to Earn-in Agreement with Rio Tinto America Inc.

On May 17, 2022, Rio Tinto approved the Stage 1 Work Program and provided $4,000 to the Company for the development of the Mason Valley projects, which are currently in progress (Note 6).

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

5. INVESTMENT IN ASSOCIATE

On April 5, 2022, the Company received 16,049,444 shares in Falcon Butte Minerals Corp. (formerly 1301666 BC Ltd., "Falcon Butte"), which is a private British Columbia company established to acquire mineral resource properties, in connection with a property acquisition agreement to assign the Company's options to acquire the Butte Valley property (Note 4).  At the time of acquisition, the 16,049,444 shares represented 25.54% of shares outstanding, or 20.48% of the potential voting rights of Falcon Butte which includes unexercised warrants, and as at June 30, 2022, the Company's share ownership was reduced to 22.77%, and potential voting rights were diluted to 17.14%. The Company and Falcon Butte have common directors and managerial personnel, as such, management has assessed that the Company has significant influence over Falcon Butte and that the investment should be accounted for using the equity method of accounting.

The opening balance of the in investment was determined to be $1,906 ($2,374 CAD) which represents the fair value of the shares received. The value of the shares was determined based on Falcon Butte's financing that closed concurrently with the property acquisition. The Company's share of net loss for the period was $31. The portion of net loss attributable to the Company was determined using the percentage of voting rights held by the Company throughout the period.

A continuity of the Company's investment in associate is as follows:

Balance December 31, 2021	$-
Initial investment	1,906
Company's share of net loss	(31)
Balance June 30, 2022	$1,875

6. RIO TINTO DEPOSIT

On June 7, 2022, the Company received $4,000 in connection to Stage 1 of the option to Earn-in Agreement with Rio Tinto America Inc (Note 4). The Company and Rio Tinto America mutually agreed on the Stage 1 program of work and the balance of the deposit will be applied against the Company's Yerington, MacArthur, Wassuk property, and Bear mineral properties as work progresses.

A continuity of the Company's Rio Tinto deposit is as follows:

Balance December 31, 2021	$-
Addition	4,000
Work performed	(1,719)
Balance June 30, 2022	$2,281

7. DERIVATIVE LIABILITIES

a) Warrants

The Company has certain outstanding share purchase warrants that are exercisable in a different currency from the Company's functional currency. These warrants are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

b) Conversion option on convertible debentures

During the six months ended June 30, 2022, the Company closed the first tranche of its non-brokered private placement of unsecured convertible debentures (Note 8). The debentures allow the holder the option to elect to be repaid in kind at any time prior to maturity by way of shares the Company holds in Falcon Butte, or its successor, at a rate of $0.25 per Falcon Butte share. These conversion options are classified as derivative liabilities and carried at fair value and revalued at each reporting date.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

7. DERIVATIVE LIABILITIES (continued)

As of June 30, 2021, and December 31, 2021, the derivative liabilities were related to 769,230 warrants with an exercise price denominated in Canadian dollars and $1,075 in convertible debentures with the option to be converted into 4,300,000 shares of Falcone Butte. The warrants were revalued using the weighted average assumptions: volatility of 121.76% (2021 - 141%), expected term of 0.22 years (2020 - 0.72 years), a discount rate of 3.09% (2021-1.01%) and a dividend yield of 0% (2021 - 0%). The resulting fair value of these derivative liabilities at June 30, 2022, is $20 (December 31, 2021 $55). The conversion option was valued using the weighted average assumptions: volatility of 100% (2021 - nil%), expected term of 1.67 years (2021 - nil years), a discount rate of 3.20% (2021 - nil%) and a dividend yield of 0% (2021 - 0%). The resulting fair value of these derivative liabilities at June 30, 2022, is $145 (December 31, 2021 $nil).

A reconciliation of the changes in the derivative liability during the period is as follows:

Balance December 31, 2020	$51
Change in fair value	4
Balance December 31, 2021	55
Change in fair value - warrants	(35)
Derivative related to convertible debentures	145
Balance June 30, 2022	$165

8. CONVERTIBLE DEBENTURES

On June 17, 2022, the company closed the first tranche of its non-brokered private placement of unsecured convertible debentures for gross proceeds of $1,075 (Note 11). The debentures bear interest at a rate of 14% per annum and mature on February 17, 2024 and are convertible into shares of the Company at $0.067 per share until June 17, 2023 and thereafter at $0.078 per share. The holder also has the option to elect at any time prior to the election date to be repaid by way of shares the Company owns of Falcon Butte (Note 5) at the rate of $0.25 per Falcon Butte share.  The option to be repaid in Falcon Butte shares represents a derivative liability as the holder has the option to convert the debt into a financial asset of the Company (Note 7).

In conjunction with the convertible debt financing, the Company issued 16,044,774 warrants. The warrants are exercisable into one common share of the Company at $0.067 per share and expire on February 17, 2024.

The convertible debentures were determined to be a financial instrument comprising an embedded derivative liability classified conversion feature with a host debt component. On initial recognition, the Company used the residual value method to allocate the principal amount of the debentures between the two components. The fair value of the debt was valued first, followed by the fair value of the conversion option to Falcon Butte shares or Lion Copper and Gold shares with the residual allocated to the warrants based on their relative fair values. The fair value of the debt was estimated using the prevailing market interest rate for a similar non-convertible instrument, estimated to be 11% per annum. A total amount of $145 was allocated to the conversion option, with remaining amount of $34 allocated to warrants.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

8. CONVERTIBLE DEBENTURES (continued)

The fair value of the conversion feature was determined based on the Black-Scholes Option Pricing Model using the assumptions set out as follows:

At initial recognition
Risk-free interest rate	3.20%
Expected volatility	100%
Dividend yield	0%
Expected life	1.67 years

A continuity schedule of the Company's convertible debt is as follows:

June 30, 2022
Balance as at January 1, 2022	$-
Issued	1,075
Derivative liability	(145)
Fair value of warrants	(34)
Accretion	4
Interest	5
Balance as at June 30, 2022	$905

$5 in accrued interest was owing on the convertible debt as of June 30, 2022 (2021- $Nil).

9. SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares without par value.

Six months ended June 30, 2022

a) On February 17, 2022, as a part of the Blue Copper Prospect transaction, the Company issued 1,500,000 common shares with a fair value of $119 as part of the closing of the transaction (Note 4(g)).

b) On March 17, 2022, the Company issued 8,000,000 common shares with a fair value of $506 as part of the option agreement with Houston Minerals Ltd.  to acquire a 100% interest in the Chaco, and the Ashton Properties (Note 4(f)).

c) On April 25, 2022, the Company issued 800,000 common shares with a fair value of $56 to settle debt in the amount of $62 (CAD$80).

d) On June 29, 2022, the Company issued 2,000,000 common shares in connection with warrants exercised for proceeds of $100 (Note 11).

Six months ended June 30, 2021

a) During the period ended June 30, 2021, the Company issued 5,300,000 common shares in connection with options and warrants exercised for proceeds of $461.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

10. EQUITY RESERVES

a) Stock options

The Company has a stock option plan under which the Company is authorized to grant stock options of up to 10% of the number of common shares issued and outstanding of the Company at any given time.

Stock option activity during the six months ended June 30, 2022 is summarized below:

i. On May 25, 2022, the Company granted 9,000,000 stock options with an exercise price of $0.085 CAD and an expiry date of May 25, 2027. 25% of these stock options vested immediately upon grant, and 25% of the stock options vest every 3 months over a period of 9 months.

The continuity of the number of stock options issued and outstanding as of June 30, 2022, and December 31, 2021 is as follows:

	As at June 30, 2022		As at December 31, 2021
	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (CAD)
Outstanding, beginning of year	19,915,000	0.12	14,690,000	0.08
Granted	9,000,000	0.09	12,900,000	0.16
Expired	(1,695,000)	0.10	(275,000)	0.65
Cancelled	-	-	(2,515,000)	0.15
Exercised	-	-	(4,885,000)	0.07
Outstanding, end of period, year	27,220,000	0.11	19,915,000	0.12

As of June 30, 2022, and December 31, 2021, the number of stock options outstanding and exercisable were:

Expiry date	Exercise price (CAD)	Number of options outstanding	Remaining contractual life in years	Number of options exercisable
September 20, 2023	0.06	1,470,000	1.22	1,470,000
June 21, 2024	0.07	1,900,000	1.98	1,900,000
August 8, 2024	0.06	500,000	2.11	500,000
June 20, 2025	0.08	2,450,000	2.98	2,450,000
June 18, 2026	0.25	3,950,000	3.97	3,950,000
September 17, 2026	0.11	4,500,000	4.22	4,500,000
October 21, 2026	0.09	2,700,000	4.31	2,025,000
December 12, 2026	0.12	750,000	4.45	562,500
May 25, 2027	0.085	9,000,000	4.90	2,250,000
Outstanding, June 30, 2022		27,220,000		19,607,500

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

10. EQUITY RESERVES (continued)

Expiry date	Exercise price (CAD)	Number of options outstanding	Remaining contractual life in years	Number of options exercisable
June 23, 2022	0.10	1,695,000	0.48	1,695,000
September 20, 2023	0.06	1,470,000	1.72	1,470,000
June 21, 2024	0.07	1,900,000	2.47	1,900,000
August 8, 2024	0.06	500,000	2.61	500,000
June 20, 2025	0.08	2,450,000	3.47	2,450,000
June 18, 2026	0.25	3,950,000	4.47	1,975,000
September 17, 2026	0.11	4,500,000	4.72	2,250,000
October 21, 2026	0.09	2,700,000	4.81	675,000
December 12, 2026	0.12	750,000	4.95	187,500
Outstanding, December 31, 2021		19,915,000		13,102,500

During the period ended June 30, 2022, an amount of $695 (2021 - $732) was expensed as share-based payments. The portion of share-based payments recorded is based on the vesting schedule of the options. The following weighted average assumptions were applied using the Black-Scholes Option Pricing model used to estimate the weighted average fair value of stock options granted during the six months ended June 30, 2022, and 2021:

	Six months ended June 30, 2022	Six months ended June 30, 2021
Risk-free interest rate	2.58%	0.97%
Expected life (years)	5	5
Annualized volatility	147.41%	101.40%
Dividend yield	0%	0%

b) Share purchase warrants

Warrant activity during the six months ended June 30, 2022, is summarized below:

i. On June 17, 2022, the Company granted 16,044,774 warrants with an exercise price of $0.067 and an expiry date of February 17, 2024.

ii. On June 29, 2022, the Company issued 2,000,000 common shares in connection with the exercise of warrants with an exercise price of $0.05 for proceeds of $100 (Note 11).

The continuity of the number of share purchase warrants outstanding as of June 30, 2022, and December 31, 2021, is as follows:

	June 30, 2022		December 31, 2021
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Outstanding, beginning of year	83,083,504	$0.09	12,769,230	$0.05
Issued	16,044,774	0.067	71,314,274	0.10
Exercised	(2,000,000)	0.05	(1,000,000)	0.05
Outstanding, end of period/year	97,128,278	$0.09	83,083,504	$0.09

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

10. EQUITY RESERVES (continued)

The following table summarizes warrants outstanding as of June 30, 2022, and December 31, 2021:

Expiry date	Currency	Exercise price	June 30, 2022	December 31, 2021
August 28, 2022		$0.05	9,000,000	11,000,000
September 20, 2022	CAD	0.07	769,230	769,230
September 13, 2024		$0.10	26,488,733	26,488,733
September 27, 2024		$0.10	13,152,909	13,152,909
October 21, 2024		$0.10	31,672,632	31,672,632
February 17, 2024		$0.07	16,044,774	-
Outstanding at the end of the period/year			97,128,278	83,083,504

c) Restricted share units

At the 2022 Annual General Meeting, the Company's shareholders approved issuance of common shares from treasury pursuant to the Company's Amened 2021 Restricted Share Unit Plan (the "RSU Plan") and reserved 30,330,661 shares for issuance under the RSU Plan. Under the RSU Plan, if the Company divests its interests, including the option to purchase, absent a merger, sale or similar transaction in a) one of either the Chaco Bear or Ashton projects, then 50% of the total RSUs that have not vested will be cancelled, or b) both the Chaco Bear or Ashton projects, then 100% of the total RSUs that have not vested will be cancelled.

Restricted share units ("RSU") activity during the six months ended June 30, 2022, is summarized below:

i. On June 3, 2022, the Company issued 8,000,000 RSUs to the CEO and the President/CFO of the Company. 33.33% of the RSUs vested on June 3, 2022, 33.33% vest on the first anniversary and 33% vest on the second anniversary (Note 11).

ii. On June 3, 2022, 1,333,333 RSUs were released. The RSUs were converted into shares subsequent to the period on July 28, 2022 (Note 11).

iii. On June 3, 2022, 1,333,333 RSUs were cancelled (Note 11).

The continuity of the number of RSUs issued and outstanding as of June 30, 2022, and December 31, 2021 is as follows:

Number of RSUs
Outstanding at December 31, 2021	-
Granted	8,000,000
Released	(1,333,333)
Cancelled	(1,333,333)
Outstanding at June 30, 2022	5,333,334

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

11. RELATED PARTY TRANSACTIONS

The Company's related parties include its directors and officers whose remuneration was as follows, subject to change of control provisions for officers:

	Three months ended June		Six months ended June
	2022	2021	2022	2021
Salaries	$136	$163	$274	$262
Directors' fees	-	9	13	18
Share-based payments	517	325	530	325
Interest on convertible debenture	1	-	1	-
	$654	$818	$818	$605

a) On January 26, 2022, the Company entered into a property acquisition agreement to assign its options to acquire the Butte Valley property to Falcon Butte, which is a private British Columbia company established to acquire mineral resource properties. Falcon Butte was founded by two individuals that are also directors and officers of Lion CG and as such the transaction is a non-arm's length transaction under TSXV rules.

On April 5, 2022, the Company completed the assignment of the two option agreements for the Butte Valley property. Pursuant to the assignment agreement, Lion CG received 16,049,444 common shares of Falcon Butte (Note 5). In addition, the Company received a payment of $500 from Falcon Butte, as a reimbursement of exploration expenditures and related costs incurred by the Company on the Butte Valley Property.  The Company recorded a gain of $1,208 on the sale of the Butte Valley property (Note 4(e)).

On April 13, 2022, the Company amended the agreement. Pursuant to the addendum Falcon Butte will pay a total of $500 in exchange for a 0.5% buy-down and retirement of certain NSRs. As of June 30, 2022, the Company has received $250 (Note 4(e)).

b) As per their agreements with the Company, the CEO and President/CFO are entitled to receive an annual grant of options under the Stock Option Plan of the Company on each Annual Review Date. The number of options will be determined by the Board based on a minimum of 50% and maximum of 150% of the annual base compensation. The exercise price per common share of the Company will be equal to the Market Price (as defined in the TSXV policies) of the Company's common shares as at the Annual Review Date, subject to a minimum exercise price per share of CAD$0.05. The applicable percentage on the annual base salary will be determined by the Board based on an assessment of the performance of the CEO and President/CFO in achieving the Annual Objectives for the relevant Annual Review Period. On May 25, 2022, the CEO and President/ CFO were issued a combined 3,300,000 bonus options with an exercise price of $0.085 and an expiry date of May 25, 2027 (Note 10(a)). The CFO was granted 1,470,000 stock options and the CEO was granted 1,830,000 stock options.

c) On June 29, 2022, a director of the Company exercised 2,000,000 warrants with an exercise price of $0.05/ share for gross proceeds of $100 (Note 9,10 (b)).

d) As per their agreements with the Company, the CEO and President/ CFO were each granted 4 million Restricted Stock Units ("RSUs") on October 21, 2021, which were granted subject to vesting in three equal installments over three years. The grant of RSUs is subject to shareholder approval and further subject to Exchange approval of the RSU Plan and the aforementioned grant thereunder. Pursuant to Exchange policies, RSUs granted prior to shareholder approval of the RSU Plan must be specifically approved by a vote of shareholders excluding the votes of the holders of the Restricted Share Units. The Company's shareholders approved the grant of 4 million RSUs to both the CEO and President/ CFO at the AGM on May 18, 2022 and the Exchange approved the RSU Plan on June 3, 2022, resulting in 8,000,000 RSUs granted on June 3, 2022 (Note 10 (c)).

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

11. RELATED PARTY TRANSACTIONS (continued)

e) On June 3, 2022, 1,333,333 RSUs issued to the CEO were released. The RSUs were converted into shares subsequent to the period ended on July 28, 2022 and are included in obligation to issue shares as at June 30, 2022 ((Note 10 (c)).

f) As of June 30, 2022, 1,333,333 RSUs issued to the President/CFO were cancelled ((Note 10 (c)).

g) During the six months ended June 30, 2022, a director of the Company subscribed for $250 of unsecured convertible debentures (Note 8).  The debentures bear interest at a rate of 14% per annum and mature on February 17, 2024 and are convertible into shares of the Company at $0.067 per share until June 17, 2023, and thereafter at $0.078 per share. As of June 30, 2022, the Company accrued $1 in interest related to the convertible debentures.

12. SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being mineral exploration. Geographic segment information of the Company as at and for the period ended June 30, 2022, and the year ended December 31, 2022 is as follows:

	June 30, 2022			December 31, 2021
	Canada	USA	Total	Canada	USA	Total
Non-current assets	$554	$33,386	$33,940	$-	$32,238	$32,238
Total assets	$5,030	$31,784	$36,814	$790	$32,339	$33,129
Non-current liabilities	$(905)	-	$(905)	$-	$-	-
Total liabilities	$(1,138)	$(2,751)	$(3,889)	$(196)	$(1,217)	$(1,413)

	Six months ended June 30, 2022			Six months ended June 30, 2022
	Canada	USA	Total	Canada	USA	Total
Net income (loss)	$(9,380)	$9,079	$(301)	$(1,141)	$(33)	$(1,174)

13. COMMITMENTS

To acquire certain mineral property interests as per Note 4, the Company must make optional acquisition expenditures to satisfy the terms of existing option agreements, failing which the rights to such mineral properties will revert to the property vendors.

14. CONTINGENCIES

On July 23, 2021, the Company received notice from the State of Nevada that the State has not approved extensions of three water rights permits purchased by its subsidiary, SPS in 2011. The State also advised that a fourth permit would not be extended after a period of an additional year.

On August 20, 2021, the Company filed a Petition for Judicial Review of the Forfeiture Notice and has retained legal counsel to initiate and vigorously undertake the appeal process. This appeal process is ongoing.

On May 26, 2022, the Company and Desert Pearl amicably terminated the Purchase and Sale Agreement between the parties in light of the Company's agreement with Rio Tinto.  As a consequence of the termination, the Company retains the water permit that is subject to forfeiture and designated for mining and milling use. The $1,000 deposit was returned to Desert Pearl Farms on June 20, 2022.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

15. CAPITAL MANAGEMENT

The Company considers its capital to be equity, comprising share capital, reserves, and deficit. The Company's objectives are to ensure sufficient financial flexibility to achieve its ongoing business objectives, including the funding of future growth opportunities, the pursuit of accretive acquisitions, and to maximize shareholder return through enhancing the share value.

The Company manages capital through its budgeting and forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures and other investing and financing activities.

To maintain its objectives, the Company may issue new shares, adjust capital spending, acquire, or dispose of assets. There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period ended June 30, 2022. The Company is not subject to any externally imposed capital requirements.

16. FINANCIAL INSTRUMENT RISKS

The board of directors has overall responsibility for establishing and oversight of the Company's risk management framework. The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. Financial instruments consist of cash and cash equivalents, investments, accounts payable and derivative liabilities.

Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The three levels of the fair value hierarchy are:

  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The Company's activities expose it to financial risks of varying degrees of significance, which could affect its ability to achieve its strategic objectives for growth and shareholder returns. The principal financial risks to which the Company is exposed are, liquidity risk, currency risk, interest rate risk, credit risk and commodity price risk. The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework and reviews the Company's policies on an ongoing basis.

The investment in associate is considered to represent a level 3 fair value measurement.

a) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. To mitigate this risk, the Company has a planning and budgeting process in place to determine the funds required to support its ongoing operations and capital expenditures. The Company ensures that sufficient funds are raised from equity offerings or debt financings to meet its operating requirements, after considering existing cash and expected exercise of stock options and share purchase warrants. See Note 1 for further discussion.

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

16. FINANCIAL INSTRUMENT RISKS (continued)

b) Currency risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company operates in the United States and Canada; therefore, it is exposed to currency risk from transactions denominated in CAD. Currently, the Company does not have any foreign exchange hedge programs and manages its operational CAD requirements through spot purchases in the foreign exchange markets. Based on CAD financial assets and liabilities' magnitude, the Company does not have material sensitivity to CAD to USD exchange rates.

c) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company is exposed to the interest rate risk on its liabilities through its outstanding borrowings and the interest earned on cash balances. The Company monitors its exposure to interest rates and maintains an investment policy that focuses primarily on the preservation of capital and liquidity.

d) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is exposed to credit risk through its cash and cash equivalents. Cash and cash equivalents are held in large Canadian financial institutions that have high credit ratings assigned by international credit rating agencies.

17. SUBSEQUENT EVENTS

a) On July 7, 2022, the Company closed its second and final tranche of its non-brokered private placement of unsecured debentures for gross proceeds of $925, and for aggregate gross proceeds of $2,000.  The debentures bear interest at a rate of 14% per annum and mature on March 8, 2024. The debentures may be converted into shares of the company at $0.067 per share until July 8, 2023, and thereafter at $0.078 per share. The holder has the option to elect to be repaid in kind at any time prior to maturity of the debentures by way of shares the company owns of Falcon Blue (Note 5), or its successor, at the rate of $.025 per Falcon Butte share.

In connection with the sale of the debentures, the company issued to the purchasers one detachable warrant for every $0.067 of principal amount of the debentures. The company issued 13,805,964 warrants in connection with the second tranche of the debenture financing. Each warrant entitles the holder to acquire a common share of the Company at a price of $0.067 for a period of 20 months.

b) On July 7, 2022, the Company issued 1,212,121 common shares of the Company for a deemed price of $0.0825 per share to settle $100 of annual maintenance fees to Houston Minerals Ltd. for the Chaco Bear and Ashton Properties.

c) On July 28, 2022, the TSX Venture Exchange accepted filing for the Company to issue 915,910 shares at a price of $0.067 ($0.085CAD) to settle outstanding debt of $61 ($78 CAD). The shares were issued on August 23, 2022.

d) On July 28, 2022, the Company issued 1,333,333 common shares of the Company to the CEO for the first tranche of RSUs that vested on June 3, 2022 (Note 10(c)).

Lion Copper and Gold Corp.
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2022 and 2021
(Unaudited - In thousands of U.S. Dollars except for shares and per share amounts)

17. SUBSEQUENT EVENTS (continued)

e) On August 11, 2022, the Company received $250 from Falcon Butte for the final royalty buy-down and retirement of certain NSRs relating to the Butte Valley property.

f) On August 20, 2022, the Company granted 2,394,283 incentive stock options to consultants and one director of the Company, exercisable at a price of USD$0.055 (CAD$0.072) for a period of three years.

g) Under U.S. federal securities laws, issuers must assess their foreign private issuer status as of the last business day of their second fiscal quarter. It was announced that more than 50% of the Company's common shares are held by U.S. shareholders, and the Company no longer meets the definition of a foreign private issuer under the United States securities laws. As a result, commencing in 2023, the Company will be required to use forms and rules prescribed for U.S. domestic companies, including the requirement that financial statements be presented in accordance with U.S. GAAP instead of IFRS. The Company's common shares will continue to be listed on the TSX Venture Exchange and quoted on the OTCQB.